Commission File Number 001-31914

EXHIBIT 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT

RENEWAL OF DAILY CONNECTED TRANSACTIONS

HIGHLIGHTS

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The Transaction: On January 12, 2017, China Life Insurance Company Limited (the “Company”) entered into the Framework Agreement for Daily Connected Transactions with China Guangfa Bank Co., Ltd. (“CGB”) (the “2017-2019 Framework Agreement for Daily Connected Transactions”), which will expire on December 31, 2019. The Company intends to continue to enter into the Framework Agreement for Daily Connected Transactions with CGB (the “2020-2022 Framework Agreement for Daily Connected Transactions”), and to submit this framework agreement for daily connected transactions and the annual caps for such transactions to the shareholders meeting of the Company (the “Shareholders Meeting”) for review and consideration. Pursuant to this framework agreement, the Company and its controlling subsidiaries will, in the ordinary course of business, carry out deposit, financial market and peer, financing, investment and wealth management, co-investment, enterprise annuity, asset management and investment consultation, entrustment, agency and other daily connected transactions with CGB based on normal commercial terms.

•

Abstention of Affiliated Persons: The twentieth meeting of the sixth session of the Board of Directors of the Company reviewed and passed the Proposal on the Renewal of the Framework Agreement for Daily Connected Transactions between the Company and CGB, and agreed that the Company may enter into the 2020-2022 Framework Agreement for Daily Connected Transactions, and will submit this framework agreement for daily connected transactions and the annual caps for such transactions to the Shareholders Meeting for review and approval. Affiliated directors Mr. Wang Bin and Mr. Yin Zhaojun abstained from voting on this proposal.

•

Impact of the Transaction on the Company: CGB, as a joint stock commercial bank duly established under the law, may provide a wide range of financial services. The daily connected transactions between the Company and CGB are conducted by the Company in its ordinary course of business, and are conducive to the promotion of its strategic cooperation with CGB and the development of its main business of insurance and investment.

•	The framework agreement for daily connected transactions hereunder and the annual caps for such transactions are subject to the approval of the Shareholders Meeting.

Commission File Number 001-31914

I.	GENERAL DESCRIPTION OF THE TRANSACTION

The 2017-2019 Framework Agreement for Daily Connected Transactions between the Company and CGB dated January 12, 2017 will expire on December 31, 2019. The twentieth meeting of the sixth session of the Board of Directors of the Company reviewed and passed the Proposal on the Renewal of the Framework Agreement for Daily Connected Transactions between the Company and CGB, and agreed that the Company may enter into the 2020-2022 Framework Agreement for Daily Connected Transactions, and will submit this framework agreement for daily connected transactions and the annual caps for such transactions to the Shareholders Meeting for review and approval.

1.    Scope of the Transactions and the Cap in respect of Such Transactions

Pursuant to the 2020-2022 Framework Agreement for Daily Connected Transactions, the Company and its controlling subsidiaries will, in the ordinary course of business, carry out deposit, financial market and peer, financing, investment and wealth management, co-investments, enterprise annuity, asset management and investment consultation, entrustment, agency, and other daily connected transactions with CGB based on normal commercial terms. The scope of and the caps for the amounts of the various types of connected transactions are set out below:

Type of connected transactions	Scope of connected transactions	Cap for the amounts of the connected transactions
1. Deposit	This type includes but not limited to deposits by the Company and its controlling subsidiaries at CGB, such as term deposit, foreign currency deposit, agreement deposit and inter-bank deposit, and investments by the Company and its controlling subsidiaries in the inter-bank deposits issued by CGB	The maximum deposit balance in any particular day during the term of the agreement shall be RMB315 billion or its equivalent in foreign currency, and the cap in respect of the interest incomes/expenses arising from transactions in any particular year shall be RMB18.5 billion or its equivalent in foreign currency

2. Financial market and peer	This type includes but not limited to daily connected transactions such as inter-bank loan, peer investment, overdraft/prepayment, repurchase of securities, purchase of bonds, borrowing of bonds and derivatives transactions between the Company and its controlling subsidiaries (as a party) and CGB (as the other party)	The maximum transaction balance in any particular day during the term of the agreement shall be RMB155 billion or its equivalent in foreign currency, and the cap in respect of the relevant fees or incomes arising from transactions (including but not limited to interest, handling fee and service fee, etc.) in any particular year shall be RMB6 billion or its equivalent in foreign currency

Commission File Number 001-31914

Type of connected transactions	Scope of connected transactions	Cap for the amounts of the connected transactions
3. Financing	This type includes but not limited to daily connected transactions such as provision by CGB to the Company and its controlling subsidiaries of loans, loan commitments, guarantees, letters of guarantees and letters of credit, and purchase of financing instruments (such as preferred shares and debt instruments) issued by the Company and its controlling subsidiaries or CGB	The annual caps in respect of the total amount of transactions (including the scale of financing and interest incomes/expenses arising therefrom, etc.) for the three years ending December 31, 2022 shall be RMB86 billion, RMB103 billion and RMB119 billion or their equivalent in foreign currency, respectively

4. Investment and wealth management	This type includes but not limited to daily connected transactions such as purchase of investment and wealth management products from CGB by the Company and its controlling subsidiaries, such as commercial bank wealth management products and financial institution securities backed by the credit assets, or subscription or redemption by CGB of investment and wealth management products issued by the Company and its controlling subsidiaries, such as funds (including monetary funds, bond funds, hybrid funds, stock funds and other public funds recognized by the China Securities Regulatory Commission), insurance asset management products and debt investment plans	The annual caps in respect of the total amount of transactions (including the scale of transactions on a cumulative basis and any relevant costs arising therefrom) for the three years ending December 31, 2022 shall be RMB350 billion, RMB420 billion and RMB490 billion or their equivalent in foreign currency, respectively

Commission File Number 001-31914

Type of connected transactions	Scope of connected transactions	Cap for the amounts of the connected transactions
5. Co-investment	This type includes connected transactions in relation to co-investments by the Company and its controlling subsidiaries with CGB	The annual caps in respect of the total amount of transactions for the three years ending December 31, 2022 shall be RMB100 billion, RMB100 billion and RMB100 billion or their equivalent in foreign currency, respectively

6. Enterprise annuity	This type includes daily connected transactions such as entrustment management, account management and investment management of enterprise annuity funds by the Company and its controlling subsidiaries as entrusted by CGB	The cap in respect of the scale of entrusted funds for the three years ending December 31, 2022 shall be RMB4 billion, RMB4.5 billion and RMB5 billion or their equivalent in foreign currency, respectively. The annual caps in respect of the total amount of the relevant transaction fees (such as management fee, entrustment fee, account management fee and performance-based fee, etc.) incurred shall be RMB0.04 billion, RMB0.045 billion and RMB0.05 billion or their equivalent in foreign currency, respectively

7. Asset management and investment consultation	This type includes investment and management with respect to the entrusted assets (including but not limited to entrusted asset management business, particular customer asset management plan and private fund interests) by the Company and its controlling subsidiaries as entrusted by CGB, or provision of advisory services such as investment consultation and investment advisory, charging management fees, service fees and other relevant fees from CGB	The annual caps in respect of the total amount of the relevant transaction fees (such as management fee, service fee and handling fee, etc.) incurred for the three years ending December 31, 2022 shall be RMB1.8 billion, RMB2.4 billion and RMB3 billion or their equivalent in foreign currency, respectively

Commission File Number 001-31914

Type of connected transactions	Scope of connected transactions	Cap for the amounts of the connected transactions
8. Entrustment	This type includes daily connected transactions such as safe custody of the entrusted assets and settlement of related funds, accounting assessing, investment monitoring, performance evaluation, investment management comprehensive financial service and other asset related service by CGB as entrusted by the Company and its controlling subsidiaries	The annual caps in respect of the total amount of the relevant transaction fees (such as entrustment fee, service fee and handling fee, etc.) incurred for the three years ending December 31, 2022 shall be RMB0.7 billion, RMB0.9 billion and RMB1.1 billion or their equivalent in foreign currency, respectively

9. Agency	This type includes but not limited to daily connected transactions such as agency service by CGB including sales of the insurance products, collection of premiums, payment of insurance and sales of fund products as an agent of the Company and its controlling subsidiaries, and agency service by the Company and its controlling subsidiaries such as sales of bank wealth management products and bank cards as an agent of CGB	The annual caps in respect of the total amount of the relevant transaction fees (such as agency fee, service fee, handling fee and commission, etc.) incurred for the three years ending December 31, 2022 shall be RMB1 billion, RMB1.4 billion and RMB1.8 billion or their equivalent in foreign currency, respectively

10. Other daily connected transactions	This type includes but not limited to bank settlement, online financing, property leasing and purchase of other products and services	The annual caps in respect of the total amount of transactions for the three years ending December 31, 2022 shall be RMB0.8 billion, RMB0.8 billion and RMB0.9 billion or their equivalent in foreign currency, respectively

If CGB establishes a controlling subsidiary in the future, such CGB’s controlling subsidiary may use the caps for the amounts of the connected transactions under the 2020-2022 Framework Agreement for Daily Connected Transactions together with CGB and shall be bound by this 2020-2022 Framework Agreement for Daily Connected Transactions.

Commission File Number 001-31914

2.    Pricing of connected transactions

In accordance with the nature of business, amount and term of transactions, market situation, the relevant PRC policies and requirements, as well as the applicable industry practices, and based on the analysis and review as to the policy, basis and fairness of pricing for specific businesses, the pricing of connected transactions shall be determined through consultation on the basis of the principles of compliance and fairness, and shall be made on conditions which are not more favorable than those applicable to similar transactions with non-connected parties.

3.    Term

The 2020-2022 Framework Agreement for Daily Connected Transactions will be effective for a term of three years from January 1, 2020 to December 31, 2022 after it is signed and sealed by the respective legal representative or authorized agent of both parties.

II.	HISTORICAL TRANSACTION AMOUNTS

Pursuant to the 2017-2019 Framework Agreement for Daily Connected Transactions, the historical transaction amounts for the transactions between the Company and CGB during the two years ended December 31, 2018 and during the six months ended June 30, 2019 are set out below:

Unit: RMB100 million

Maximum balance in any particular day during the term of the agreement

	As at December 31, 2017	As at December 31, 2018	As at June 30, 2019
Deposit	335.84	618.80	610.99
Financial market and peer	—	—	—

Commission File Number 001-31914

Cumulative transaction amounts

	For the year 2017	For the year 2018	For the six months ended June 30, 2019
1. Deposit	13.82	14.25	12.88
2. Financial market and peer	1.01	—	—
3. Financing	—	—	—
4. Investment and wealth management	43.3	48.15	36.23
5. Co-investment	—	—	—
6. Enterprise annuity	—	—	—
7. Asset management	—	—	—
8. Entrustment	—	—	—
9. Agency	0.92	1.12	0.57
10. Other daily connected transactions	0.57	1.01	0.70

The maximum balance of the deposit placed by the Company at CGB and the maximum balance of the financial market and peer connected transactions on any particular day of 2017, 2018 and the first half of 2019 did not exceed the cap stipulated in the 2017-2019 Framework Agreement for Daily Connected Transactions, and the cumulative amount of all types of connected transactions between the Company and CGB in 2017, 2018 and the first half of 2019 did not exceed the cap stipulated in the 2017-2019 Framework Agreement.

III.	Introduction of the Connected Persons and its Relationship with the Company

1.    Background of the Connected Persons

Established in 1988, CGB, formerly known as Guangdong Development Bank, is one of the earliest-incorporated joint-stock commercial banks in China. The registered capital of CGB is RMB 19,687,196,272. Its registered residence is 713 East Dongfeng Road, Yuexiu District, Guangzhou, Guangdong province and its legal representative is Mr. Wang Bin. The main shareholders of CGB are China Life Insurance Company Limited, State Grid Yingda International Holdings Group Limited, CITIC Trust Co., Ltd, Jiangxi Provincial Expressway Investment Group Co., Ltd., Guangdong Yuecai Investment Holding Co., Ltd., Brilliance Automobile Group Holding Co., Ltd. and Jiangsu Suzhou Steel Group Co., Ltd. CGB’s main businesses include corporate financing, retail financing, investment banking and financial market business, and the fast-developing online financing business. As of December 31, 2018, the total audited asset of CGB reached approximately RMB 2360.85 billion and the audited net asset reached approximately RMB 158.502 billion. For the year of 2018, the audited business income of CGB was approximately RMB 59.32 billion and the audited net business income was approximately RMB 10.7 billion.

2.    Introduction of the Connected Relations

According to the Listing Rules of Shanghai Stock Exchange (the “SSE Listing Rules”), Guidance on the Implementation of Connected Transactions for Listed Companies on the Shanghai Stock Exchange and the relevant provisions under other laws, administrative regulations, departmental rules and normative documents, because Mr. Wang Bin, the chairman of the Board of Directors of the Company, concurrently serves as the chairman of CGB, Mr. Yin Zhaojun, a non-executive director of the Company, concurrently serves as the president of CGB, and Mr. Zhao Lijun, who was a vice president of the Company in the past 12 months, concurrently serves as a director of CGB, CGB is regarded as a connected person of the Company under the SSE Listing Rules, and this transaction hereunder constitutes a connected transaction of the Company.

Commission File Number 001-31914

Because the cap for the amounts of the connected transactions between the Company and CGB reaches RMB 30 million and accounts for more than 5% of the latest audited net asset of the Company, under the SSE Listing Rules this transaction hereunder is subject to the review and approval of the Shareholders Meeting and affiliated shareholders will abstain from voting at the Shareholders Meeting. The Company will enter into agreements with respect to this transaction upon the approval of the Shareholders Meeting

IV.	Purpose of the Connected Transactions and Impact on the Company

CGB, as a joint stock commercial bank duly established under the law, may provide a wide range of financial services. The daily connected transactions between the Company and CGB are conducted by the Company in its ordinary course of business, and are conducive to the promotion of its strategic cooperation with CGB and the development of its main business of insurance and investment. Subject to compliance with the disclosure and approval requirements under the SSE Listing Rules and other relevant regulatory rules, setting the cap for the amounts of the daily connected transactions by way of framework agreement is conducive to the enhancement of efficiency of decision-making and implementation of the daily connected transactions, and is in the interests of the Company and its shareholders as a whole.

V.	Procedures of Review

1.    The twentieth meeting of the sixth session of the Board of Directors reviewed and approved the Proposal on the Renewal of the Framework Agreement for Daily Connected Transactions between the Company and CGB, and agreed that the Company may enter into the 2020-2022 Framework Agreement for Daily Connected Transactions, and will submit this framework agreement for daily connected transactions and the annual caps for such transactions to the Shareholders Meeting for review and approval. The Board of Directors also authorized the management of the Company to enter into the agreement with CGB upon the approval of the Shareholders Meeting, and to approve and execute the daily connected transactions and related matters contemplated in the agreement. Affiliated directors Mr. Wang Bin and Mr. Yin Zhaojun abstained from voting on this proposal. All of the unaffiliated directors voted in favor of this connected transaction unanimously.

2.    All the independent directors of the Company reviewed documents pertinent to this connected transaction in advance, consulted the management of the Company with respect to certain issues, agreed to submit the matter to the Board of Directors for review, and provided the following independent opinion: this connected transaction is for valuable and good consideration and is in accordance with the principles of equality and willingness; provisions in the agreement are in accordance with the principle of fairness; no harm to the interest of the Company or to the rights of the independent shareholders is detected; relevant procedures of this connected transaction are in conformity with provisions under applicable laws, regulations and the Articles of Association of the Company.

VI.	Documents Available for Review

1.    Resolution of the twentieth meeting of the sixth session of the Board of Directors of the Company;

2.     Prior consenting opinion and independent opinion by independent directors on this connected transaction; and

3.    2020-2022 Framework Agreement for Daily Connected Transactions

Board of Directors

China Life Insurance Company Limited

October 29, 2019